June 22, 2015

BY EDGAR AND COURIER

Mr. Asen Parachkevov, Esq.
Mr. Jeff Long
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Triangle Capital Corporation
Registration Statement on Form N-2
File No. 333-199102

Dear Messrs. Parachkevov and Long:

This letter is submitted on behalf of Triangle Capital Corporation (the “Company”) in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received orally on June 1, 2015 with respect to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (“Post-Effective Amendment No. 2”), which was filed by the Registrant with the Commission on April 27, 2015 (the “Registration Statement”). The Registrant is concurrently herewith submitting Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (“Post-Effective Amendment No. 3”), which includes changes to the Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of Post-Effective Amendment No. 3, which reflects all changes to the Registration Statement.
For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Post-Effective Amendment No. 3. Defined terms used herein but not otherwise defined herein have the meanings given to them in Post-Effective Amendment No. 3.

Asen Parachkevov, Esq.
Jeff Long
June 22, 2015

General

1.
The Staff notes that the Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 did not include financial information for the quarter ended March 31, 2015. Please advise whether the Company will include such information in a subsequent amendment.

Response to Comment No. 1

The Company respectfully advises the Staff that Post-Effective Amendment No. 3 contains the required financial information for the quarter ended March 31, 2015.

2.	Please confirm that the Company has performed the analysis required under Rules 3-09 and 4-08(g) of Regulation S-X and that the Company has complied with the disclosure requirements of those rules.
Response to Comment No. 2
The Company confirms that it has performed the analysis required and has complied with the disclosure requirements of Rules 3-09 and 4-08(g) of Regulation S-X.

3.	Please confirm whether all of the Company’s wholly-owned and substantially wholly-owned subsidiaries have been consolidated for purposes of the Company’s financial statements.
Response to Comment No. 3
The Company confirms that all of its wholly-owned and substantially wholly-owned subsidiaries have been consolidated for purposes of the Company’s financial statements, other than SRC Worldwide, Inc. (“SRC”), which is a wholly-owned portfolio company. Because SRC is an operating company (as opposed to an investment holding company), in accordance with Rule 6-03(c)(1) of Regulation S-X, the Company has not consolidated SRC in its financial statements.

4.
The Staff notes that the fair value of certain of the Company’s debt investments equals their cost basis. Please provide the Staff with an explanation regarding how the Company determined fair value for those debt investments.

Response to Comment No. 4
The Company determines the fair value of its portfolio investments in accordance with ASC 820 pursuant to valuation procedures adopted by and overseen by the Company’s Board of Directors. Such procedures take into consideration the requirements of ASC 820 as well as the Board of Directors’ obligations under the

Asen Parachkevov, Esq.
Jeff Long
June 22, 2015

federal securities laws. The Company and its Board of Directors, in consultation with independent valuation specialists, use a variety of valuation techniques and take into consideration a variety of inputs when determining fair value of a debt investment. The Company believes its valuation policy is consistent with ASC 820 because it considers whether there have been changes in the borrower’s performance or creditworthiness and whether there have been changes in comparable market yields or leverage levels since the investment was made. In instances in which the fair value of an investment approximates its cost, the Company has determined that neither has changed materially.

5.
Pursuant to Rule 4-08 of Regulation S-X, the Registration Statement should include all pledged securities under borrowing arrangements on the schedule of investments. Please add disclosure that includes these pledged securities under borrowing arrangements.

Response to Comment No. 5

All investments held by the Company’s wholly-owned subsidiaries, Triangle Mezzanine Fund LLLP and Triangle Mezzanine Fund II LP (collectively, the “Funds”) are pledged as collateral related to the Funds’ outstanding SBA-Guaranteed Debentures. All other investments held by the Company are pledged as collateral for the Credit Facility as disclosed in Note 3 to the consolidated financial statements for the year ended December 31, 2014. In future financial statements (beginning with the quarter ending June 30, 2015), the Company will enhance its disclosure by adding a footnote within the Schedule of Investments in response to the Staff's comment.

6.
The Staff notes that the Company disclosed that it had $24.2 million in unfunded commitments as of December 31, 2014. Please revise the disclosure to include the amount and each extended value of the unfunded commitment.

Response to Comment No. 6
The Company respectfully advises the Staff that it will include the requested disclosure commencing with its financial statements for the quarter ending June 30, 2015.

Asen Parachkevov, Esq.
Jeff Long
June 22, 2015

7.
Please advise the Staff whether the Company treats unfunded commitments as “senior securities.” If not, please advise the Staff of the Company’s analysis with respect to this determination and the potential implications under Section 18 of the Investment Company Act of 1940 (the “Act”) if they are treated as “senior securities.”

Response to Comment No. 7
The Company will consider future Commission and Staff guidance regarding the treatment of unfunded commitments and whether unfunded commitments may be considered as senior securities for purposes of the asset coverage per unit determination. The Company also confirms that if its unfunded commitments were considered senior securities, its asset coverage would be at least 200 per centum.

8.
Please revise the financial highlights section of the financial statements to include the amount of capital gains, investment income and return of capital received by shareholders in connection with the disclosed distributions.

Response to Comment No. 8
The Company respectfully advises the Staff that it will include the requested disclosure commencing with its financial statements for the quarter ending June 30, 2015.

9.
The Staff notes that the Registration Statement contains certain risk factors relating to interest rate risk. Please consider whether the risks to the Company of a rising interest rate environment are adequately disclosed.

Response to Comment No. 9
The Company has considered the Staff’s comment and respectfully advises the Staff of the Company’s view that the risks posed by a rising interest rate environment are adequately described in the risk factor entitled “Changes in interest rates may affect our cost of capital and results of operations”, which begins on page 30 of Post-Effective Amendment No. 2. The Company has revised the title of the risk factor to clarify that the risk factor also addresses the potential impact on the value of the Company’s investments. The risk factor, which begins on page 30 of Post-Effective Amendment No. 3, is now entitled “Changes in interest rates may affect our cost of capital, the value of our investments and our results of operations.”

Asen Parachkevov, Esq.
Jeff Long
June 22, 2015

10.
The Staff notes that the Company’s SBA subsidiaries have reached their borrowing limits. Please revise the disclosure in the Registration Statement to recognize such limits, rather than referencing the possibility of reaching such limits.

Response to Comment No. 10
The Company has revised the disclosure on pages 1, 2, 3, 19, 20, 38, 56, 68, 69, 124, and 155 of Post-Effective Amendment No. 3 in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that it will include the revised disclosures in its financial statements commencing with the quarter ending June 30, 2015.

11.
The Staff notes that two of the Company’s investments, FCL Holding, SPV, LLC (“FCL”) and Tomich Brothers, LLC (“Tomich”), were placed on non-accrual status in 2014, but are not included in the current schedule of investments section of the Registration Statement. Please explain the status of these two investments, and revise the disclosure, if applicable.

Response to Comment No. 11
In August 2014, the Company placed its debt investment in FCL on non-accrual status effective with the monthly payment due August 15, 2014, and as a result, the Company ceased recognition of interest income on its debt investment in FCL for financial reporting purposes. In December 2014, the Company sold its debt investment in FCL and recognized a loss of approximately $1.0 million related to the sale.

In October 2014, the Company placed its debt investment in Tomich on non-accrual status effective with the monthly payment due September 30, 2014 and as a result, the Company ceased recognition of interest income on its debt investment in Tomich for financial reporting purposes. In December 2014, Tomich undertook a restructuring and as part of the restructuring, the Company exchanged its debt investment in Tomich for equity interests in a newly formed operating company, UCS Super HoldCo LLC (“UCS”), which is reflected on the Company's schedule of investments as of December 31, 2014. In connection with the exchange transaction, the Company recognized a loss of approximately $10.8 million.

As the Company no longer holds the debt investments in FCL or Tomich, they are not reflected on the Company’s Schedule of Investments as of December 31, 2014.

* * * *

Asen Parachkevov, Esq.
Jeff Long
June 22, 2015

Per the Staff's request, the undersigned hereby acknowledges on behalf of the Company that:
•the Company is responsible for the adequacy and the accuracy of the disclosure contained in Post-Effective Amendment No. 3;

•comments of the Staff, if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•the Company may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you request such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Company.
The Company respectfully believes that the proposed modifications to the Registration Statement made in Post-Effective Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1585.

Sincerely,

/s/ Scott Lesmes
Scott Lesmes

cc:	Steven C. Lilly
Triangle Capital Corp.
Robert Knox
Triangle Capital Corp.